SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2001
                          ----------------------------

                               BRIGHT STATION PLC
                 (formerly known as The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                         ------------------------------

                           The Communications Building
                               48 Leicester Square
                            London WC2H 7DB, England
                    (Address of Principal Executive Offices)

                         ------------------------------

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F [X]                      FORM 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ]                            No [X]

         On March 7, 2001, the registrant filed Exhibit 99.1 with the London Stock Exchange. On March 15, 2001, the registrant filed Exhibit 99.2 with the London Stock Exchange. On March 20, 2001, the registrant filed Exhibit 99.3 with the London Stock Exchange. On March 23, 2001, the registrant filed Exhibit 99.4 with the London Stock Exchange. Each exhibit to this Form 6-K is publicly available through the London Stock Exchange.

         Information in this Form 6-K contains "forward-looking" statements about Bright Station. By their nature, forward looking statements involve risks and uncertainties that could cause actual results to differ materially because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed in such forward looking statements including amongst other things, changes in demand for Bright Station's products; fluctuations in quarterly results; dependence on key personnel; growth of the Internet; investment risk; financial risk management and the risk of litigation. Additional factors that could cause actual results to differ materially are discussed in Bright Station's recent filing with the United States Securities and Exchange Commission, including but not limited to its Annual Report in Form 20-F and its Form 6-K's.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 29, 2001


                                              BRIGHT STATION PLC

                                              By: /s/ David G. Mattey
                                                  -----------------------
                                                  David G. Mattey
                                                  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------

99.1                 Press Release dated March 7, 2001
99.2                 Press Release dated March 15, 2001
99.3                 Press Release dated March 20, 2001
99.4                 Press Release dated March 23, 2001